SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 10)(1)

                         Mikron Instrument Company, Inc.
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                                (Name of Issuer)

                     Common Stock, $.003 par value per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   59862R 10 3
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                                 (CUSIP Number)

                                Steven N. Bronson
                           900 Third Avenue, Suite 201
                            New York, New York 10022
                                 (212) 610-2778

                                 with a copy to:

                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 23, 1999
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

-------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  59862R 10 3            SCHEDULE 13D

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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  NUMBER OF                7    SOLE VOTING POWER

   SHARES                       842,602
                           -----------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER

  OWNED BY                      0
                           -----------------------------------------------------
    EACH                   9    SOLE DISPOSITIVE POWER

  REPORTING                     842,602
                           -----------------------------------------------------
   PERSON                  10   SHARED DISPOSITIVE POWER

    WITH                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     842,602
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6 %
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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  59862R 10 3            SCHEDULE 13D

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lang Term Growth Associates, Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
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  NUMBER OF                7    SOLE VOTING POWER

   SHARES                       0
                           -----------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER

  OWNED BY                      0
                           -----------------------------------------------------
    EACH                   9    SOLE DISPOSITIVE POWER

  REPORTING                     0
                           -----------------------------------------------------
   PERSON                  10   SHARED DISPOSITIVE POWER

    WITH                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  59862R 10 3            SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson and Long Term Growth Associates, Limited, with respect to the shares of Common Stock $.003 par value per share (the "Common Stock") of Mikron Instrument Company, Inc., a New Jersey corporation, with its principal offices located at 16 Thornton Road, Oakland, New Jersey 07436 (the "Issuer"), remains in full force and effect. As of June 13, 2000 the Issuer had 4,288,200 shares of Common Stock outstanding.

Item 2. Identity and Background.

     (a) This Amendment No. 10 to Schedule 13D is filed on behalf of Steven N. Bronson and Long Term Growth Associates, Limited, a Florida limited partnership (the "Partnership"). The general partner of the Partnership is Long-Term Growth Associates, Inc., a Florida corporation ("General Partner") of which Mr. Bronson is a principal.

     (b) Mr. Bronson's business address is 900 Third Avenue, Suite 201, New York, New York 10022. The Partnership has been dissolved and as such no longer maintains a business address.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 900 Third Avenue, Suite 201, New York, New York 10022. Mr. Bronson served as the Chairman and a director of the Issuer until July 25, 2000. Prior to May 1999 the Partnership was engaged in the business of investing in securities. In or about June 1999 the Partnership ceased operations and its assets, including the Common Stock, were distributed to its partners.

     (d) During the last five years, neither Mr. Bronson, the General Partner nor the Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson, the General Partner and the Partnership have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States. The Partnership was a Florida limited partnership and the General Partner is a Florida corporation.

Item 3. Source and Amount of Funds or Other Consideration.

     On March 17, 1999, Mr. Bronson using his own personal funds, acquired 30,000 shares of Common Stock at $1.039 per share for a purchase price of $31,159.97.

     In or about May 1999, Catalyst received a warrant to purchase 100,000 shares of the Issuer's Common Stock at $1.00 per share as compensation for consulting services rendered to the Issuer. Mr. Bronson is the President and sole shareholder of Catalyst.

     In connection with the winding up and dissolution of the Partnership, on or about June 23, 1999, the Partnership distributed its 800,000 shares of the Issuer's Common Stock to its partners based on their ownership interest in the Partnership. Pursuant to the winding up of the Partnership's affairs, Mr. Bronson received 384,517 shares of the Issuer's Common Stock from the Partnership, which represented his pro rata share of the Partnership's holdings in the Issuer.

Item 4. Purpose of Transaction.

     Mr. Bronson acquired the shares of Common Stock of the Issuer for investment purposes in the belief that such shares of Common Stock were undervalued. Mr. Bronson may, for his own account, (i) increase or decrease his beneficial ownership of Common Stock, (ii) sell all or part of his shares of Common Stock in open market or privately negotiated sales or otherwise, (iii) make further purchases of shares of Common Stock through open market or privately negotiated transactions or otherwise, or (iv) seek to acquire a controlling ownership interest in the Issuer through a cash tender offer or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If, as and when Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D, and timely deliver a copy of same to the Issuer in connection therewith.

     The Partnership distributed its 800,000 shares of Common Stock of the Issuer to its partners in accordance with the winding up and dissolution of the Partnership.

Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 842,602 shares of the Issuer's Common Stock, representing approximately 19.6% of the total shares of Common Stock deemed outstanding. Such shares include 588,917shares of Common Stock owned directly by Mr. Bronson, 153,685 shares issuable upon exercise of warrants held by Mr. Bronson at an exercise price of $2.50 per share through September 30, 2000, and 100,000 shares issuable upon exercise of warrants held by Catalyst at an exercise price of $1.00 per share through May 2, 2004. The Partnership does not beneficially own any shares of the Issuer's Common Stock.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) As of June 23 1999, the Partnership ceased to be a beneficial owner of more than five percent (5%) of the Issuer's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7. Material to be Filed as Exhibits.

     Exhibit N - Joint 13D Filing Statement.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2000                     /s/ STEVEN N. BRONSON
                                          -------------------------------------
                                          Steven N. Bronson

Date: August 21, 2000                     LONG TERM GROWTH ASSOCIATES LIMITED

                                          By: Long-Term Growth Associates, Inc.
                                          General Partner

                                          By: /s/ STEVEN N. BRONSON
                                          -------------------------------------
                                          Steven N. Bronson, President
                                          Long-Term Growth Associates, Inc.


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).



                                    Exhibit N

     Reference is made to a report on Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of Mikron Instrument Company, Inc. The undersigned hereby acknowledge and agree that such Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

Date: August 21, 2000
                                          /s/ STEVEN N. BRONSON
                                          -------------------------------------
                                          Steven N. Bronson


Date: August 21, 2000
                                          LONG TERM GROWTH ASSOCIATES LIMITED

                                          By: Long-Term Growth Associates, Inc.
                                          General Partner

                                          By: /s/ STEVEN N. BRONSON
                                          -------------------------------------
                                          Steven N. Bronson, President
                                          Long-Term Growth Associates, Inc.